Exhibit (a)(21)
CEO Message  o  August 22, 2003


Hello and welcome to the August 22nd edition of CEO Messages.

As we approach the expiration of ArvinMeritor's tender offer period deadline next Thursday, I'd like to take a few moments to respond to some recent questions we've received regarding the offer.

Let's begin with the offer itself.

After a thorough review process, including consultation with our financial and legal advisors, the Dana Board of Directors rejected ArvinMeritor's offer because it was found to be financially inadequate, a high-risk proposition that is not in the best interests of the company or its shareholders. In addition, the Board cited the significant financing risks and serious antitrust concerns raised by the offer that could prevent its completion.

Many of you have seen recent news reports examining the industrial logic and financial wisdom of the ArvinMeritor offer. We believe those stories indicate that others concur with our belief that the offer is inadequate and not in the best interests of the company or its shareholders.

Next, I'd like to respond to a few questions regarding the offer deadline.

According to the ArvinMeritor tender offer documents sent to all Dana shareholders, the current offer for each outstanding share of Dana common stock at a price of $15 per share is set to expire on Thursday, August 28, 2003 - at 5 p.m. Eastern Time.

When the offer period expires, it is expected that ArvinMeritor will elect to extend the offer period. It can do so at the current offer price, or it may amend the terms of the offer.

While it is not productive to speculate on ArvinMeritor's next move, it is worth noting that recent public statements by ArvinMeritor suggest they might extend their offer.

One of the questions we've heard from a number of Dana shareholders is, "What do I have to do with the packet of information I received from ArvinMeritor?"

Well, if you agree with Dana's Board and management recommendation that ArvinMeritor's offer is inadequate and should be rejected, you do not need to do anything with the packet from Delta Acquisition Corp. and ArvinMeritor.

There is no form to send back to indicate that you are rejecting the offer. By simply not responding, you are making that decision.

If you wish to tender your shares (that is, if you want to sell your Dana shares to ArvinMeritor at the offer price), you will need to complete the appropriate forms and follow the related instructions contained in the packet.

Some were confused by the ArvinMeritor literature and may have tendered their shares by mistake.

So another question we've heard recently is "Can I withdraw shares I previously tendered?"

The answer to this question is, "Yes." The ArvinMeritor tender offer packet contains language about this topic on Page 16, under the heading, "Withdrawal Rights."

Dana has established a global information and assistance telephone hotline to answer individual questions about this issue - and many other questions related to the ArvinMeritor offer. From within the United States, callers may reach the hotline by dialing the toll-free number: 1-800-901-0068. If you are calling from outside the United States, you may dial through an international operator and ask that your call be placed "collect" to: 1-718-361-4108. To support global communications on this issue, the hotline is staffed by people capable of providing assistance to callers in English, French, German, Italian, and Spanish.

Further information on accessing the hotline, and Dana communications related to the ArvinMeritor offer, can be found on the DanaVision Intranet website. Simply log onto the DanaVision homepage and click on the blue button labeled, "ArvinMeritor Offer Update."

In closing, the single most important thing we can all do at this time is to perform to the very best of our capabilities. As we move forward, I'd like to once again encourage you to focus on our company and our customers. And I'd like to sincerely thank each of you for your continued efforts and support in this regard.